June 13, 2025

CORRESPONDENCE VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE, Mail Stop 3628
Washington, D.C. 20549
Attn:     Scott Stringer
Joel Parker
Alyssa Wall
Cara Wirth

Re:        GameStop Corp.
Form 10-K for Fiscal Year Ended February 1, 2025
Dated March 25, 2025
File No. 001-32637

Ladies and Gentlemen:
On behalf of our client, GameStop Corp., a Delaware corporation (the “Company”), we are writing this letter in response to the comment (the “Comment”) received by the Company from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated May 29, 2025 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended February 1, 2025 (File No. 001-32637) filed with the Commission on March 25, 2025.

Set forth below is the response of the Company to the Comment. For ease of reference, the Comment contained in the Comment Letter is printed below and is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended February 1, 2025
Item 1A. Risk Factors
Risks Related to Our Investment Policy and Investment Portfolio
If we are deemed to be an investment company under the Investment Company Act ..., page 7
1.    We note your risk factor that you may be deemed to be an investment company under the Investment Company Act of 1940. Please revise to include the specific facts and characteristics of your business that you considered in this analysis, including your levels of cash and cash equivalents as well as the implementation and execution of your Investment Policy. Further, we note your statements that if you are regulated as an investment company under the Investment Company Act of 1940, your activities may be restricted and burdensome requirements may be imposed upon you. Please revise to elaborate on such restrictions and requirements, including a description of your plan of operations under such, and the potential negative effects on your holdings and the market value of your Class A Common Stock.

June 13, 2025

Response:
The Company acknowledges the Staff’s Comment and respectfully advises the Staff that the Company will revise the risk factor disclosure in future relevant Exchange Act reports as previewed below (with the new disclosure denoted by underline):
If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted.
In order not to be regulated as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”), unless we can qualify for an exclusion or exemption therefrom, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading in securities and owning “investment securities” having a value constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We are primarily engaged in offering games and entertainment products through our stores and ecommerce platforms. Substantially all of our cash and cash equivalents (which are excluded from the term “investment securities” as cash items) have consisted, and are expected to consist, of (i) cash held in demand deposit accounts at banks and (ii) holdings of securities of money market funds that comply with Ruler 2a-7 under the Investment Company Act and U.S. government securities. Accordingly, we do not believe we are an investment company as defined under the Investment Company Act and we will continue to conduct our operations and monitor our holdings consistent with the Investment Policy to ensure ongoing and continuing compliance with this test so that we are not required to register as an investment company under the Investment Company Act. A change in, or further, guidance that may be issued in the future by the SEC or its Staff could negatively affect our ability to be excluded from the definition of an investment company under the Investment Company Act and regulation thereunder, which, in turn, could inhibit our ability to pursue our chosen strategies and may require us to re-classify our assets for purposes of the Investment Company Act or adjust our strategy accordingly. If we are required to do so, we may no longer be able to be excluded from the definition of an investment company under the Investment Company Act. If we are deemed to be an investment company under the Investment Company Act, our activities may be restricted, including restrictions on ~~the nature of our investments and restrictions on~~ our issuance of securities. In addition, burdensome requirements may be imposed on us, including registration as an investment company under the Investment Company Act, adoption of a specific form of corporate structure and reporting, limitations with respect to management, operations, transactions with certain affiliated persons and portfolio composition, including with respect to diversification and industry concentration, record keeping, voting, proxy and disclosure requirements and other rules and regulations. Such restrictions and requirements ~~that~~ could have a material adverse effect on our business and financial condition and may also require us to substantially change the manner in which we conduct our business. Further, a determination by regulators that Bitcoin or certain other cryptocurrencies constitute “securities” or “investment securities” under the Investment Company Act or other Federal Securities laws could lead to our classification as an investment company under the Investment Company Act and could negatively impact the market price or liquidity of Bitcoin or such other cryptocurrencies that we may hold should we have to sell such holdings during adverse market conditions and require significant changes in our operations which could have a material adverse effect on the market value of our Class A Common Stock.

* * *

Please do not hesitate to contact Richard Brand at (212) 763-1818, Erica Hogan at (212) 819-8240 or Elodie Gal at (212) 819-8242 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Richard Brand

Richard Brand

cc: Ryan Cohen, President, Chief Executive Officer and Chairman, GameStop Corp.
Mark Robinson, General Counsel and Secretary, GameStop Corp.
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